# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nevro Corp, CIK 0001444380
CUSIP: 64157F103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1800 Bridge Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001723643

## Reporting persons
- Shay Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,571,762; shared voting power 0; sole dispositive power 1,571,762; shared dispositive power 0; aggregate amount beneficially owned 1,571,762 (4.19% of the class)
  Comment: (1) Includes 487,900 shares of common stock issuable upon exercise of call options that are currently exercisable.
- Shay Capital Holdings LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,571,762; shared voting power 0; sole dispositive power 1,571,762; shared dispositive power 0; aggregate amount beneficially owned 1,571,762 (4.19% of the class)
  Comment: (1) Includes 487,900 shares of common stock issuable upon exercise of call options that are currently exercisable
  (2) Consists of securities directly beneficially owned by Shay Capital LLC, of which Shay Capital Holdings LLC is the sole manager

## Item 1. Issuer
Name of issuer: Nevro Corp
Address of issuer's principal executive offices: 1800 Bridge Parkway, Rosewood City, CA 94065

## Item 2. Person Filing
Name of person filing:
Shay Capital LLC
Shay Capital Holdings LLC
Each a "Filer".
Address of principal business office or, if none, residence: The principal business address of each Filer is 280 Park Avenue, 5th Floor West, New York, NY 10017.
Citizenship: Shay Capital LLC and Shay Capital Holdings LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint filing Agreement
Exhibit 2: Item 8 Statement

## Signatures
- Shay Capital LLC: Shay Capital Holdings LLC, its Manager, Elan Foxman, Chief Financial Officer (02/14/2025)
- Shay Capital Holdings LLC: Elan Foxman, Elan Foxman, Chief Financial Officer (02/14/2025)